Exhibit 99.1

Arco Platform Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2020

Arco Platform Limited

Interim condensed consolidated statements of financial position

As of September 30, 2020, and December 31, 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	September 30, 2020	December 31, 2019
Assets		(unaudited)
Current assets
Cash and cash equivalents	4	526,844	48,900
Financial investments	5	906,671	574,804
Trade receivables	6	260,576	329,428
Inventories	7	52,714	40,106
Recoverable taxes		27,688	15,612
Financial instruments from acquisition of interest	13	-	3,794
Related parties	8	-	1,298
Other assets		20,089	14,630
Total current assets		1,794,582	1,028,572
Non-current assets
Financial instruments from acquisition of interest	13	27,887	32,152
Deferred income tax	22	223,784	156,748
Recoverable taxes		9,528	6,613
Financial investments	5	4,820	4,690
Related parties	8	15,186	14,813
Other assets		17,164	14,399
Investments and interests in other entities	9	70,252	48,574
Property and equipment	10	21,988	21,328
Right-of-use assets	11	19,351	21,631
Intangible assets	12	1,830,999	1,811,903
Total non-current assets		2,240,959	2,132,851
Total assets		4,035,541	3,161,423

Liabilities
Current liabilities
Trade payables		30,799	34,521
Labor and social obligations	15	115,146	68,511
Taxes and contributions payable		17,513	7,508
Income taxes payable		38,162	52,038
Advances from customers		5,481	25,626
Lease liabilities	11	8,501	6,845
Loans and financing	16	2,186	98,561
Accounts payable to selling shareholders	14	376,310	117,959
Other liabilities		847	607
Total current liabilities		594,945	412,176
Non-current liabilities
Labor and social obligations	15	296	2,801
Lease liabilities	11	15,922	19,012
Loans and financing	16	300,618	-
Financial instruments from acquisition of interest	13	25,234	33,940
Provision for legal proceedings	26	774	251
Accounts payable to selling shareholders	14	919,712	1,098,273
Other liabilities		825	160
Total non-current liabilities		1,263,381	1,154,437
Total liabilities		1,858,326	1,566,613

Equity	17
Share capital		11	11
Capital reserve		2,201,316	1,607,622
Share-based compensation reserve		80,680	84,546
Accumulated losses		(104,792)	(97,369)
Total equity		2,177,215	1,594,810
Total liabilities and equity		4,035,541	3,161,423

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	19	208,730	70,572	705,173	325,193
Cost of sales	20	(44,485)	(14,188)	(154,825)	(61,884)

Gross profit		164,245	56,384	550,348	263,309

Selling expenses	20	(98,612)	(47,639)	(274,582)	(123,089)
General and administrative expenses	20	(72,108)	(69,515)	(199,030)	(135,273)
Other income (expenses), net		3,234	(471)	3,993	2,451

Operating profit (loss)		(3,241)	(61,241)	80,729	7,398

Finance income	21	13,418	16,187	35,597	47,104
Finance costs	21	(44,812)	(104,968)	(113,903)	(133,823)
Finance result	21	(31,394)	(88,781)	(78,306)	(86,719)

Share of loss of equity-accounted investees	9	(4,042)	(794)	(8,041)	(1,953)

Loss before income taxes		(38,677)	(150,816)	(5,618)	(81,274)
Income taxes - income (expense)
Current		(14,218)	(3,103)	(68,841)	(32,254)
Deferred		25,407	45,433	67,036	61,582
	22	11,189	42,330	(1,805)	29,328

Net loss and total comprehensive loss for the period		(27,488)	(108,486)	(7,423)	(51,946)

Basic loss per share - in Brazilian reais	18
Class A		(0.49)	(2.11)	(0.13)	(1.02)
Class B		(0.49)	(2.11)	(0.13)	(1.02)
Diluted loss per share - in Brazilian reais	18
Class A		(0.49)	(2.11)	(0.13)	(1.02)
Class B		(0.49)	(2.11)	(0.13)	(1.02)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of changes in equity

For the three and nine-month periods ended September 30, 2020 and 2019

(In thousands of Brazilian reais, unless otherwise stated)

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total equity
Balances at June 30, 2019 (unaudited)	10	1,066,710	81,783	(31,635)	1,116,868

Net loss for the period	-	-	-	(108,486)	(108,486)
Total comprehensive loss	-	-	-	(108,486)	(108,486)
Restricted stock units	-	-	17,861	-	17,861
Share-based compensation plan – International School	-	-	137	-	137
Balances at September 30, 2019 (unaudited)	10	1,066,710	99,781	(140,121)	1,026,380

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total	Non-controlling interests	Total equity
Balances at December 31, 2018	10	1,089,505	67,350	(86,687)	1,070,178	(294)	1,069,884
Change in accounting policy – IFRS 16	-	-	-	(1,488)	(1,488)	-	(1,488)

Net loss for the period	-	-	-	(51,946)	(51,946)	-	(51,946)
Total comprehensive loss	-	-	-	(51,946)	(51,946)	-	(51,946)
Capital increase	-	13,829	-	-	13,829	-	13,829
Corporate restructuring	-	(36,624)	-	-	(36,624)	-	(36,624)
Restricted stock units	-	-	32,019	-	32,019	-	32,019
Non-controlling interest	-	-	-	-	-	294	294
Share-based compensation plan – International School	-	-	412	-	412	-	412
Balances at September 30, 2019 (unaudited)	10	1,066,710	99,781	(140,121)	1,026,380	-	1,026,380

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total equity
Balances at June 30, 2020 (unaudited)	11	1,608,499	99,558	(77,304)	1,630,764

Net loss for the period	-	-	-	(27,488)	(27,488)
Total comprehensive loss	-	-	-	(27,488)	(27,488)
Issuance of common shares in follow-on public offering (Note 1)	-	591,898	-	-	591,898
Share issuance costs, net of income taxes (Note 1)	-	(15,620)	-	-	(15,620)
Restricted stock transferred	-	16,539	(16,539)	-	-
Share-based compensation plan	-	-	(2,339)	-	(2,339)
Balances at September 30, 2020 (unaudited)	11	2,201,316	80,680	(104,792)	2,177,215

	Attributable to equity holders of the parent
	Share capital	Capital reserve	Share-based compensation reserve	Accumulated losses	Total equity
Balances at December 31, 2019	11	1,607,622	84,546	(97,369)	1,594,810

Net loss for the period	-	-	-	(7,423)	(7,423)
Total comprehensive loss	-	-	-	(7,423)	(7,423)
Issuance of common shares in follow-on public offering (Note 1)	-	591,898	-	-	591,898
Share issuance costs, net of income taxes (Note 1)	-	(15,620)	-	-	(15,620)
Restricted stock transferred	-	17,416	(17,416)	-	-
Share-based compensation plan	-	-	13,550	-	13,550
Balances at September 30, 2020 (unaudited)	11	2,201,316	80,680	(104,792)	2,177,215

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Arco Platform Limited

Interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2020 and 2019

(In thousands of Brazilian reais)

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Operating activities
Loss before income taxes	(5,618)	(81,274)
Adjustments to reconcile loss before income taxes to cash generated from operations
Depreciation and amortization	89,763	24,449
Inventory reserves	3,339	4,203
Allowance for doubtful accounts	28,233	9,489
Loss on sale/disposal of property and equipment and intangible assets disposed	1,524	593
Fair value change in financial instruments from acquisition interests	(438)	10,349
Changes in accounts payable to selling shareholders	19,872	81,781
Share of loss of equity-accounted investees	8,041	1,953
Share-based compensation plan	15,309	32,431
Accrued interest on loans and financing	16,052	-
Interest accretion on acquisition liability	49,990	24,710
Income from non-cash equivalents	(9,856)	-
Interest on lease liabilities	2,060	1.231
Provision for legal proceedings	594	100
Provision for payroll taxes (restricted stock units)	(1,166)	23,399
Foreign exchange income	(371)	(16)
Gain recognized on change of control in investee	(3,248)	-
Gain on sale of investment	-	(3,252)
Other financial income, net	(1,849)	(1,481)

Trade receivables	40,821	39,786
Inventories	(8,052)	(10,968)
Recoverable taxes	(4,818)	(7,550)
Other assets	(7,319)	(6,659)
Trade payables	(3,791)	8,492
Labor and social obligations	44,832	18,340
Taxes and contributions payable	9,797	(540)
Advances from customers	(20,273)	(2,337)
Other liabilities	(887)	(380)
Cash generated from operations	262,541	166,849

Income taxes paid	(90,412)	(28,640)
Interest paid on lease liabilities	(1,186)	(397)
Interest paid on accounts payable to selling shareholders	(47)	-
Interest paid on loans and financing	(9,867)	-
Net cash flows from operating activities	161,029	137,812

Investing activities
Acquisition of property and equipment	(5,663)	(7,609)
Payment of investments and interests in other entities	(32,628)	(5,418)
Acquisition of subsidiaries, net of cash acquired	(22,002)	(16,137)
Acquisition of intangible assets	(63,069)	(26,361)
Net purchases of financial investments	(322,141)	(88,432)
Loans to related parties	-	(14,000)
Net cash flows used in investing activities	(445,503)	(157,957)
Financing activities
Capital increase	-	13,829
Capital increase proceeds from public offering	591,898	-
Share issuance costs	(17,531)	(673)
Payment of lease liabilities	(5,728)	(2,709)
Payment of loans and financing	(300,314)	(52)
Payment to selling shareholders	(954)	-
Loans and financing	498,372	-
Dividends paid by subsidiaries	(3,696)	-
Net cash flows from financing activities	762,047	10,395

Foreign exchange effects on cash and cash equivalents	371	17
Increase (decrease) in cash and cash equivalents	477,944	(9,733)

Cash and cash equivalents at the beginning of the period	48,900	12,301
Cash and cash equivalents at the end of the period	526,844	2,568
Increase (decrease) in cash and cash equivalents	477,944	(9,733)

The accompanying notes are part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Expressed in thousands of Brazilian reais, unless otherwise stated

1     General information

1.1  Corporate information

Arco Platform Limited (“Arco”) is a holding company incorporated under the laws of the Cayman Islands on April 12, 2018 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “ARCE”. Arco and its subsidiaries are collectively referred to as the Company. Arco became the parent company of Arco Educação S.A. ("Arco Brazil") through the completion of the corporate reorganization and initial public offering of the Company in 2018. Arco Brazil is the holding company of the operating subsidiaries, including PSD Educação S.A. (“PSD”), which provides educational content from basic to secondary education (“K-12 curriculum”). The Company’s principal administrative office is located at 2840 Rua Augusta, 11th Floor, Consolação, São Paulo, Brazil.

Since 2015, the Company has been investing in technology and its printed methodology evolved to an educational platform, capable of delivering the entire K-12 curriculum content.

The Company offers a complete pedagogical methodology using technology features to deliver educational content to improve the learning process. The Company’s activities comprise the editing, publishing, advertising, and sale of educational content for private schools.

The Company has an asset-light, highly scalable business model that emphasizes operational efficiency and profitability. Arco operates through long-term service contracts with private schools. These contracts generally have initial terms that average three years, pursuant to which educational content is provided in printed and digital format to private schools. The revenue is driven by the number of enrolled students at each customer using the solutions and the agreed upon price per student per year, all in accordance with the terms and conditions set forth in each contract. As a result, the Company benefits from high visibility in its net revenue and operating margin, which is calculated by dividing the operating profit by net revenue over a given period.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 30, 2020.

1.2  Significant events during the period

(a) Follow-on public offering

On June 04, 2020, Arco completed a follow-on public offering. The public offering of 5,563,203 Class A common shares, offered by General Atlantic Arco (Bermuda), L.P. (“GA”), and Alfaco Holding Inc. (the “Selling Shareholders”), at a public offering price of U$ 47.70. Arco did not receive any proceeds from the sale of Class A common shares by the Selling Shareholders. Neither Arco nor any of its other shareholders, including its founding shareholders and members of management, sold Class A common shares in this offering.

On September 8, 2020, the Company completed a follow-on public offering of 2,500,000 Class A common shares issued by Arco at a public offering price of US$44.80.

The public offering resulted in gross proceeds of US$112.0 million (or R$591.9) for the Company. The Company received net proceeds of US$109,760 (or R$580,059), after deducting US$2,240 (or R$11,839) in underwriting discounts and commissions. In addition, the Company incurred in the amount of R$ 3,781 for audit, consulting and legal services related to the offering. These transactions costs, net of income taxes, are classified in equity as a reduction of the gross proceeds resulting from the public offering.

(b) Internal restructurings

Sistema Positivo de Ensino (“Positivo”)

On January 1, 2020, the Company completed a corporate reorganization through the incorporation of the companies Osterreich Investimentos – Participações Societárias S.A., Mendel Investimentos – Participações Societárias S.A., Torino Investimentos – Participações Societárias S.A., Remare Investimentos – Participações Societárias S.A., Fahe Investimentos – Participações Societárias S.A. by Positivo Soluções Didáticas Ltda.

PSD Educação S.A. (      “PSD”)

On July 07, 2020, according to a resolution approved by the Board of Directors and registered at the Board of Trade of Ceará, the corporate name of the subsidiary EAS Educação S.A. was changed to PSD Educação S.A.

On August 01, 2020, continuing the corporate restructuring, PSD Educação S.A. incorporated the companies Positivo Soluções Didáticas Ltda.and Editora Piá Ltda. When PSD Educação S.A. acquired these entities, goodwill and fair value adjustments recognized in the amount of R$830,028 and R$726,876, respectively, were not tax deductible. However, as a result of the corporate restructuring, PSD Educação S.A now has tax benefits from the deductibility of the amortization of goodwill and fair value adjustments of R$529,347. The fair value adjustments are deductible over the next 5 to 20 years, according to the useful lives of the identified is deductible over 7.5 years, as defined by the Company's Management, under Brazilian tax laws.

At the end of each fiscal year, if the tax benefit is greater than the taxable income, the Company will recognize a deferred tax asset from the tax loss, which may be offset in the next fiscal years limited to 30% of taxable income.

(c) Acquisition of investments

Geekie Desenvolvimento de Softwares S.A. (“Geekie”)

On March 4, 2020, Arco acquired an additional 10.51% interest in the share capital of Geekie through the purchase of shares from minority shareholders in the amount of R$12.676, increasing its total interest to 48.04%. On July 06, 2020, Arco acquired an additional 4.62% interest in Geekie’s share capital from minority shareholders for R$5,782, increasing its total interest to 52.67%. In addition, on September 21, 2020, Arco acquired a 1.76% interest in the share capital of Geekie through a capital increase of R$4,500 increasing its total interest to 54.43% as shown in Note 9.

Notwithstanding these acquisitions, based on the current shareholders’ agreement, the Company does not control Geekie and as of September 30, 2020 a new shareholders' agreement is being discussed by the Company and remaining shareholders of Geekie.

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company acquired a 14.48% interest in Bewater Ventures I GA FIP - Multiestratégia, a fund managed by Paraty Capital, through the purchase of 9,670 Class B quotas for R$9,670 as described in Note 9. The fund´s main goal was to make a minority investment in Grupo A, a company that provides educational solutions for higher education, which happened subsequently to our investment.

Escola da Inteligência Cursos Educacionais (“EI” or “Escola da Inteligência”)

On August 28, 2020, the Company announced that it entered into a definitive agreement to acquire Escola da Inteligência, the leading solution in social-emotional learning (SEL) in Brazil.

This transaction broadens Arco’s supplemental market presence by adding a strong brand to its portfolio. Arco believes there is a favorable market trend for SEL, pushed forward by the COVID-19 pandemic, and that EI is well positioned to capture this demand outside and within Arco’s school base.

The acquisition involves only the private sector business of Escola da Inteligência and under the terms of transaction, Arco will acquire 60% of EI’s shares for R$288 million, with R$200 million to be paid at closing and the remaining R$88 million in the second quarter of 2021. The remaining 40% of EI’s shares will be acquired at 6 times the 2023 ACV booking value and will be paid in the second quarter of 2023.

The transaction is not subject to any shareholder approval, but is subject to customary closing conditions, including antitrust and other regulatory approvals, and accordingly, the Company does not have control of EI and has not consolidated it as of September 30, 2020.

WPensar S.A. (“WPensar”)

On September 21, 2020, the Company acquired control of WPensar S.A. through the acquisition of the remaining 75.0% interest and started to consolidate it as subsidiary of the Company with 100.0% interest in the share capital. See Note 3a for further information.

Studos Software Ltda. (“Studos”)

On September 21, 2020, the Company acquired the control of Studos Software Ltda. (“Studos”) by acquiring 100.0% of its outstanding ordinary shares and voting interests as described in Note 3b.

(d) Information related to Covid-19 pandemic

On March 11, 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic. While the spread started in December 2019 in China and adversely impacted regional economies across the globe, first cases in Brazil were officially reported during the first quarter of 2020. Such events caused the disruption of economic activity, imposing restrictions on industries, commerce, and social contact. At the beginning of the pandemic, state and local authorities have ordered many companies to limit or suspend operations and encourage social distancing with the aim to reduce the speed at which COVID-19 is spreading.

The initial measures of restrictions taken by Brazilian states and local authorities directly impacted the education industry by indefinitely postponing on-site school activities. Nonetheless, as education is an important and essential service, the private schools are teaching classes remotely. In Brazil, the resumption of economic activity is happening in stages, some activities are gradually being released, including presential classes in some cases and states with several security rules. The return is happening differently in each Brazilian state, according to their situation.

Notwithstanding the above, the Company did not suspend its activities and, even with the return allowed by the authorities, most of its workforce continues to work remotely from home, with the exception of some people from administrative teams and the teams from the distribution centers that are working on site, however, with several safety rules, in accordance with health and social distancing guidelines. In this scenario, the Company made additional investments in IT and network infrastructure, had additional expenses for cleaning and disinfecting the installations, bought alcohol and masks, funded COVID-19 tests and H1N1 flu vaccination campaigns with the objective of taking care of employees, reducing the demand for care in health units and to facilitate the diagnosis of COVID-19. The Company also delivered chairs, computers, and work kits. Additionally, to support schools, since day-1, the Company has made available an integrated platform with daily live classes to all students, webinars, broadcast, and remote support in light of to maintaining student learning with the social distancing measures.

The measures discussed above, including travel restrictions, were put in place to safeguard the health and safety of our employees, customers, and suppliers, but have not limited the Company’s ability to maintain its operations. In addition, these alternative working arrangements have not adversely affected financial reporting systems, internal control over financial reporting or disclosure controls and procedures.

Our content production continues according to the scheduled curriculum calendar and the current educational material has been delivered to the schools according to the school calendar for the year, enabling the Company to recognize the revenues on these products.

With respect to the Company’s distribution and delivery capacity, which relies on third parties, the Company’s principal vendors responsible for the printing of educational material did not raise any issues related to their ability to fulfill scheduled shipments or with respect to the incurrence of any significant additional expenses.

As a result, as of September 30, 2020, the following events and transactions occurred during the nine-month period:

•	Expected credit losses were revised considering estimated increases in financial defaults, arising from renegotiations with customers and in unemployment rates in Brazil for the foreseeable future due COVID-19, which resulted in an increase of R$ 4,943 in allowance for doubtful accounts as of September 30, 2020.

•	The Company incurred additional expenses of R$ 5,685 during the nine-month period ended September 30, 2020. These additional expenses are related to IT, network infrastructure and an integrated teaching platform, as well as expenses to maintain protective measures such as cleaning and disinfecting the installations, distribution of protective masks and alcohol to employees and delivery chairs, computers and work kits.

•	The Company assessed the existence of potential impairment indicators and the possible impacts on the key assumptions and projections caused by the pandemic on the recoverability of long-lived assets and concluded that there are no indications that demonstrate the need to recognize a provision for impairment of long-lived assets in the interim financial statements.

•	Despite the year’s such unprecedent events, the Company has substantially delivered the total expected revenue for 2020, with only a small gap mainly due to a small number of student dropouts, primarily in kindergarten and prep courses. When converting our revenue to the top line, it is important to mention that part will be recognized in the 4Q20 as the delay in the school year led to a postponement in the delivery of a small part of the material to October.

•	The inventory reserves were increased to properly reflect the expected realization of inventories, which resulted in an incremental charge of R$287 in the unaudited interim consolidated statement of income for the nine-month period ended September 30, 2020.

•	As of September 30, 2020, management opted to not benefit from the payroll relief measures announced by the Brazilian government. On the tax side, the Company opted for some Brazilian benefits of postponing tax payments for certain entities (INSS and FGTS). The payments were deferred for this semester and are being settled according to agreed terms.

•	There were rent concessions, regarding leased buildings, that occurred as a direct consequence of the COVID-19 pandemic and were accounted as if they were not lease modifications. Therefore, no changes occurred in the expected useful life and residual amount of properties and equipment. For the nine-month period, ended September 30, 2020, the discount obtained was R$281.

•	No changes in the provision for contingencies against the Company were identified as a result of COVID-19.

•	The Company entered into an additional loan agreement of R$ 200,000, with no significant change in costs. The Company has no financial covenants on any of its existing loans and financing and has sufficient working capital and other undrawn financing facilities to service its operating activities and ongoing investments. The loan was repaid on September 21, 2020. See Note 16 for further information.

The future impact of the COVID-19 pandemic on an ongoing basis is still uncertain and will remain a factor in the analysis of key estimates and judgements used in preparing the Company’s financial statements, especially given the rapid and unexpected changes the pandemic is posing to global and local economic environments.

Given the uncertainty around the extent and timing of the future spread of COVID-19, the imposition of additional protective measures, or the relaxation of existing protective measures, it is not possible to accurately predict COVID-19's general impact on the education industry or to reasonably estimate its impact on Arco's results of operations, cash flows or financial condition, including, but not limited to:

•	A decrease in the number of students, which may impact the expected amount of revenue.

•	An increase in bad debts due to the current economic scenario.

•	A change in the fair value of financial instruments.

•	The renegotiation of loans and lease agreements to ensure the continued strength of the Company’s financial position.

Management will continue to monitor and assess the impact COVID-19 may have on the Company’s business and financial performance and position.

2     Significant accounting policies

2.1  Basis for preparation of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in the Company’s annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 Significant accounting policies to the consolidated financial statements for the year ended December 31, 2019.

The accounting policies applied in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2019.

In preparing these unaudited interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue, and expenses. Actual results may differ from these estimates. The critical judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and disclosed in Note 3 Significant accounting estimates and assumptions to the Company’s consolidated financial statements for the year ended December 31, 2019.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

3	Business combinations and acquisition of non-controlling interests

The fair value of the identifiable assets and liabilities as of the date of each acquisition was:

	Fair value as of the acquisition date
	2020
	WPensar	Studos
Assets
Cash and cash and equivalents	378	191
Trade receivables	75	126
Recoverable taxes	108	-
Other assets	1	-
Property and equipment	172	39
Intangible assets	6,233	5,941
	6,967	6,297
Liabilities
Trade payables	47	18
Labor and social obligations	385	79
Taxes and contributions payable	152	56
Income taxes payable	8	-
Loans with related parties	1,285	-
Advances from customers	100	27
Other liabilities	35	9
	2,012	189
Total identifiable net assets at fair value	4,955	6,108
Goodwill arising on acquisition	19,056	13,053
Purchase consideration transferred	24,011	19,161
Cash paid	14,345	8,226
Retained payments	3,689	10,935
Fair value of previously held interest	5,977	-
Analysis of cash flows on acquisition:
Cash paid and subscribed capital net of cash acquired with the subsidiary (included in cash flows from investing activities)	(13,967)	(8,035)

The purchase price allocation is subject to change during the period of completion of the determination of the fair value of intangible assets according to the deadline defined by IFRS.

(a)	WPensar S.A. (“WPensar”)

WPensar is a company engaged in the development and licensing of software, related to school management systems.

The Company bought, as a first step, a 25.0% stake in the entity in April 2015 for R$ 5,000, of which R$ 4,777 related to the consideration transferred as capital contribution and R$ 223 to the initial recognition of asymmetrical put and call options. Pursuant to the investment and share purchase agreement for the acquisition of WPensar, Arco purchased the remaining 75.0% on September 21, 2020.

The purchase consideration transferred was R$ 24,011, which is composed for R$ 14,345 paid at the acquisition date, R$ 3,689 has been retained until September 30, 2021 as a guarantee for any losses and R$ 5,977 regarding the fair value of the previously held interest. At the date of acquisition, the carrying amount of the investment previously held interest was R$ 2,729, resulting in a gain in step acquisition of R$ 3,248. The amount will be released in a single installment, adjusted by Interbank certificates of deposit (CDI).

The Company did not recognize any deferred taxes related to the business combination because the tax basis and accounting basis, including fair value adjustments, were the same at the acquisition date.

Goodwill

The goodwill acquired on the acquisition was R$ 19,056 and is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill recognized is primarily attributable to the expected synergies and other benefits from combining the assets and activities of WPensar with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Software	Replacement cost The method considers the amount that an entity would have to pay to replace at the present time, according to its current worth.

If the combination had taken place at the beginning of the nine-month period ended September 30, 2020, net revenue would have been R$ 708,103 and loss before income taxes for the Company would have been R$ 8,074.

(b)	Studos Software Ltda. (“Studos”)

On September 21, 2019, the Company acquired control of Studos, by acquiring 100% of the outstanding ordinary shares and voting interests.

Studos is a platform that contributes to enrich students’ learning and optimize teachers' time, in addition to providing simplified management for coordinators.

The purchase consideration transferred was R$ 19,161. The amount of R$ 8,266 was paid on the acquisition date and R$ 10,935 has been retained for the period of 2 years and is conditioned to the performance of the entity. The amount will be released in two annual installments.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

Goodwill

The goodwill recorded on the acquisition was R$ 13,053 and it is expected to be deductible for tax purposes after the Company merges the acquiree. For the purposes of impairment testing, the goodwill has been allocated to the Supplemental operating segment.

The goodwill acquired is primarily attributable to the expected synergies and other benefits from combining the assets and activities of Studos with those of the Company. The goodwill paid is based on the Business Plan prepared for purposes of the acquisition, and the principal business assumptions used were considered by the administration as appropriate.

Measurement of fair value

The valuation techniques used for measuring the fair value of separate identified intangible assets acquired were as follows:

Asset acquired	Valuation technique
Customer relationship

Multi-period excess earning method

The method considers the present value of net cash flows expected to be generated by customer relationship, by excluding any cash flows related to contributory assets.

Non-compete agreement

With-and-without method

The With-and-Without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another, considering its non-existence.

Educational system	Relief-from-royalty method The relief-from-royalty method considers the discount estimated royalty payments that are expected to be avoided as a result of the educational platform being owned.

If the combination had taken place at the beginning of the nine-month period ended September 30, 2020, net revenue would have been R$ 706,115 and loss before income taxes for the Company would have been R$ 6,549.

4	Cash and cash equivalents

	September 30, 2020	December 31, 2019
	(unaudited)
Cash and bank deposits	2,180	2,838
Bank deposits in foreign currency (a)	3,033	23,346
Cash equivalents (b)	521,631	22,716
	526,844	48,900

(a)	Short-term deposits maintained in U.S. dollar.

(b)	Cash equivalents correspond to financial investments in Bank Certificates of Deposit (“CDB”) of highly rated financial institutions. As of September 30, 2020, the average interest on these CDB are equivalent to 93.0% (December 31, 2019: 30.0%) of the Interbank Certificates of Deposit (“CDI”). These financial investments are available for immediate use and have insignificant risk of changes in value. The increase in the balance is mainly due to follow-on public offering and loans acquired, as described in Notes 1 and 16.

5	Financial investments

	September 30, 2020	December 31,2019
	(unaudited)
Financial investments (a)	910,383	577,398
Financial investments in foreign currency	592	1,629
Other	516	467
	911,491	579,494
Current	906,671	574,804
Non-current	4,820	4,690

(a)	Financial investments correspond to investments managed by highly rated financial institutions. As of September 30, 2020, the average interest on these investments are equivalent to 99.6% (December 31, 2019: 99.9%) of the CDI. The average CDI rate during the nine-month period was 2.30%. The increase in the balance is mainly due to follow-on public offering and loans acquired, as described in Notes 1 and 16.

6	Trade receivables

	September 30, 2020	December 31, 2019
	(unaudited)
From sales of educational content	316,806	354,968
From related parties (Note 8)	1,537	4,511
	318,343	359,479
(-) Allowance for doubtful accounts	(57,767)	(30,051)
	260,576	329,428

As of September 30, 2020, and December 31, 2019, the aging of trade receivables was as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Neither past due nor impaired	191,678	299,159

Past due	126,665	60,320

1 to 60 days	42,691	18,931
61 to 90 days	17,889	6,865
91 to 120 days	14,009	6,414
121 to 180 days	18,468	9,904
More than 180 days	33,608	18,206
	318,343	359,479

The movement in the allowance for doubtful accounts for the nine-month periods ended September 30, 2020 and 2019, was as follows:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(30,051)	(13,419)
Additions	(28,233)	(9,489)
Receivables written off during the period as uncollectible	517	1,194
Balance at end of period	(57,767)	(21,714)

The increase in allowance for doubtful accounts for the nine months ended September 30, 2020 compared to the same period of the previous year, is mainly due to the inclusion of the companies as mentioned in Note 4 of the consolidated financial statements as of December 31, 2019 and the impacts of the COVID-19 pandemic as described in Note 1.2.

7	Inventories

	September 30, 2020	December 31, 2019
	(unaudited)
Educational content	20,659	24,535
Educational content in progress (a)	28,615	12,837
Consumables and supplies	1,480	835
Inventories held by third parties	1,960	1,899
	52,714	40,106

(a)	Costs being incurred to prepare educational content for delivery to customers. These costs include incurred personnel costs and third parties’ services for editing educational content and related activities (graphic design, editing, proofreading and layout, among others).

Educational content is presented net of inventory reserve. The movement in the inventory reserve for the nine-month periods ended September 30, 2020 and 2019 was as follows:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Balance at beginning of the period	(6,517)	(4,403)
Inventory reserve	(3,339)	(4,203)
Write-off of inventories against reserve	3,321	5,342
Balance at end of the period	(6,535)	(3,264)

8	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2020	December 31, 2019
	(unaudited)
Assets
Trade receivables
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	1,537	4,511
	1,537	4,511
Other assets
General Atlantic Arco (Bermuda), L.P. (b)	-	4,109
	-	4,109
Loans to related parties
WPensar S.A. (c)	-	1,298
Loans - Geekie (d)	4,338	4,231
Debentures – Geekie (d)	10,848	10,582
	15,186	16,111
Current	-	1,298
Non-current	15,186	14,813

Advances from customers
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	(18)	(1)
	(18)	(1)

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Net revenue
Livraria ASC Ltda. and Educadora ASC Ltda. (a)	4,569	4,490

Expenses
ASC Empreendimentos Ltda. and OSC Empreendimentos Ltda. (e)	(1)	(6)

Finance income
WPensar S.A. (c)	30	56
Geekie (d)	373	613
	403	669

(a)	Arco Ventures S.A. and International School sell educational content to Livraria ASC Ltda. and Educadora ASC Ltda., entities under common control of the Company’s controlling shareholders. The transactions are priced based on contract price at the sales date. Sales price for these transactions are conducted at arm’s length, at similar observable market prices.

(b)	On June 04, 2020, General Atlantic Arco (Bermuda), L.P (“GA”). sold the entire interest held in the Company as described in Note 1. Accordingly, as a result of the mentioned follow-on public offering, as of June 30, 2020, GA is no longer a related party to the Company. The amounts due were settled in the third quarter.

(c)	On September 21, 2020, the Company acquired the control of WPensar and such investment became a consolidated subsidiary of the Company. During the nine-month period ended September 30, 2020, the Company recognized R$ 30 of interest income, before the consolidation. See Note 3a for further information.

(d)	On January 17, 2019, the Company entered into an agreement with its associated company, Geekie Desenvolvimento de Softwares S.A. (“Geekie”) buying 100,000 debentures issued at same date at par value of R$ 100.00 (hundred reais) each, totaling R$ 10,000. During the nine-month period ended September 30, 2020, the Company recognized R$ 266 of interest income. The debentures are due in June 2022 and bear interest of 110% of the CDI. The debentures are convertible into shares at the option of Arco at maturity similar to same terms of the call and put options presented in the investment agreement.

On the same date, the Company lent R$ 4,000 to Geekie Partners S.A., the controlling shareholder of Geekie, through a loan agreement with payment due in June 2022, interest of 110% of the CDI, and with their entire interest in Geekie’s shares as collateral to the transaction. During the nine-month period ended September 30, 2020, the Company recognized R$ 107 of interest income.

The transactions totaled R$ 14,000 and are intended to support Geekie’s working capital needs.

(e)	Arco Ventures S.A. leases a facility from OSC Empreendimentos Ltda., which are entities under common control of the Company’s controlling shareholder. The agreement ended in February 2020.

Key management personnel compensation

Key management personnel compensation comprised the following:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Short-term employee benefits	29,531	9,565
Restricted stock units	51,151	48,370
	80,682	57,935

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, bonuses, labor and social charges, and other ordinary short-term employee benefits.

Certain executive officers also participate in the Company’s share-based compensation plan (Note 15).

9	Investments and interests in other entities

(a)	Investments

Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia (“Bewater”)

On July 24, 2020, the Company, through the subsidiary PSD Educação S.A. acquired 9,670,000 Class B quotas of Bewater Ventures I GA Fundo de Investimento em Participações Multiestratégia, a fund managed by Paraty Capital. On the date of transaction, the Company paid the total amount of R$ 9,670, corresponding to a total interest of 14.48% in Bewater.

The Fund made a minority investment in Grupo A, a company that provides educational solutions for higher education. The investment in Bewater is measured at fair value through profit or loss.

(i)	Investments and interests in other entities

Reconciliation of carrying amount:

	September 30, 2020				September 30, 2019
	(unaudited)				(unaudited)
	WPensar	Geekie	Bewater	Total	Total
At beginning of the period	3,049	45,525	-	48,574	11,862
Capital contributions	-	4,500	9,670	14,170	5,418
Acquisition from minority shareholder	-	18,458	-	18,458	-
Fair value on investment	-	-	(10)	(10)	-
Forward contract	-	-	-	-	43,210
Loss of changes in ownership	-	-	-	-	(32)
Share of loss of equity-accounted investees	(150)	(7,891)	-	(8,041)	(1,953)
Consolidation on the acquisition of control (a)	(2,899)	-	-	(2,899)	-
At end of the period	-	60,592	9,660	70,252	58,505

Percentage of ownership	100.0%	54.43%	14.48%

(a)	The terms of acquisition are described in Note 3.

10	Property and equipment

Reconciliation of carrying amount:

	September 30, 2020								September 30, 2019
	(unaudited)								(unaudited)
	Machinery		Furniture
	and		and	IT		Leasehold
	equipment	Vehicles	fixtures	equipment	Facilities	improvements	Others	Total	Total
Cost
At the beginning of the period	1,257	121	2,353	7,272	80	10,034	7,234	28,351	19,625
Additions	258	-	599	2,481	38	1,900	387	5,663	7,609
Disposals	-	-	(7)	(10)	-	(34)	-	(51)	(1,105)
Business combination	15	-	7	189	-	-	-	211	83
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	(1,012)
Write-offs	-	-	-	-	-	-	-	-	(792)
At the end of the period	1,530	121	2,952	9,932	118	11,900	7,621	34,174	24,408

Depreciation
At the beginning of the period	(221)	(100)	(379)	(1,395)	(26)	(2,225)	(2,677)	(7,023)	(6,278)
Depreciation charge for the period	(184)	(17)	(223)	(1,458)	(8)	(1,578)	(1,713)	(5,181)	(2,595)
Depreciation of disposals	-	-	7	11	-	-	-	18	980
Sale of Escola de Aplicação São José dos Campos Ltda.	-	-	-	-	-	-	-	-	211
At the end of the period	(405)	(117)	(595)	(2,842)	(34)	(3,803)	(4,390)	(12,186)	(7,682)

Net book value
At the beginning of the period	1,036	21	1,974	5,877	54	7,809	4,557	21,328	13,347
At the end of the period	1,125	4	2,357	7,090	84	8,097	3,231	21,988	16,726
Annual depreciation rates	10%	20%	10%	20%	10%	10% to 50%	33%

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the nine-month periods ended September 30, 2020 and 2019.

11	Leases

The balance sheet shows the following amounts relating to leases:

	September 30, 2020	December 31, 2019
	(unaudited)
Right-of-use assets
Properties	19,260	21,518
Machinery and equipment	91	113
	19,351	21,631

	September 30, 2020	December 31, 2019
	(unaudited)
Lease liabilities
Current	8,501	6,845
Non-current	15,922	19,012
	24,423	25,857

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Right-of-use assets
At the beginning of the period	21,631	20,102
Additions	1,449	3,453
Lease modification (a)	1,971	(315)
Depreciation expense	(5,700)	(3,556)
At the end of the period	19,351	19,684

Average annual depreciation rate	24.3%	20%

	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)
Lease liabilities
At the beginning of the period	25,857	22,321
Additions	1,449	3,453
Lease modification (a)	1,971	(315)
Interest expense	2,060	1,231
Payments of lease liabilities	(5,728)	(2,709)
Interest paid	(1,186)	(397)
At the end of the period	24,423	23,584

(a)	Refers to price adjustments that occur annually as defined in the lease agreements.

The Company recognized rent expense from short-term leases and low-value assets of R$ 1,805 for the nine-month period ended September 30, 2020 (September 30, 2019: R$ 2,019).

12	Intangible assets and goodwill

	September 30, 2020											September 30, 2019
	(unaudited)											(unaudited)

	Goodwill	Rights on contracts	Customer relationships	Educational system	Copyrights	Software license	Trademarks	Educational platform	Non-compete agreement	In Progress	Total	Total
Cost
At the beginning of the period	916,767	15,263	206,971	251,223	21,069	18,412	355,298	87,987	8,303	9,606	1,890,899	224,496
Corporate restructuring	-	-	-	-	-	-	-	-	-	-	-	(53,521)
Acquisitions	-	-	-	-	5,470	16,360	-	28,481	286	12,472	63,069	26,361
Disposals	-	-	-	-	-	(55)	-	(3,688)	-	-	(3,743)	(676)
Business combination	32,109	-	747	5,577	14	5,103	-	-	733	-	44,283	18,934
Transfer	-	-	-	-	249	(166)	-	19,599	-	(19,682)	-	-
At the end of the period	948,876	15,263	207,718	256,800	26,802	39,654	355,298	132,379	9,322	2,396	1,994,508	215,594

Amortization
At the beginning of the period	-	(5,291)	(14,010)	(22,234)	(11,682)	(2,955)	(8,241)	(13,773)	(810)	-	(78,996)	(36,756)
Amortization	-	(1,143)	(17,449)	(19,712)	(4,615)	(4,636)	(13,891)	(23,901)	(1,418)	-	(86,765)	(21,579)
Amortization of disposals	-	-	-	-	-	-	-	2,252	-	-	2,252	208
At the end of the period	-	(6,434)	(31,459)	(41,946)	(16,297)	(7,591)	(22,132)	(35,422)	(2,228)	-	(163,509)	(58,127)

Net book value
At the beginning of the period	916,767	9,972	192,961	228,989	9,387	15,457	347,057	74,214	7,493	9,606	1,811,903	187,740
At the end of the period	948,876	8,829	176,259	214,854	10,505	32,063	333,166	96,957	7,094	2,396	1,830,999	157,467

Annual amortization years	-	10	5 to 16	3 to 10	3	2 to 5	10 to 20	3 to 10	2 to 5	-

(a)	Goodwill

The carrying amount of goodwill by operating segment was:

	September 30, 2020	December 31, 2019
	(unaudited)
Core	755,539	755,539
Supplemental	193,337	161,228
	948,876	916,767

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2019.

There were no indications of impairment for the nine-month period ended September 30, 2020.

(b)	Other intangible assets

Intangible assets, other than goodwill, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the nine-month period ended September 30, 2020 there were no indicators that the Company’s intangible assets with definite lives might be impaired.

13	Financial instruments from acquisition of interests

The breakdown of derivative instruments from acquisition of investments in associates and joint ventures is as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Assets
Derivative financial instruments
Investment in Geekie – call options (a)	27,887	32,152
Investment in WPensar – call options (b)	-	3,794
	27,887	35,946
Current	-	3,794
Non-current	27,887	32,152

	September 30, 2020	December 31, 2019
	(unaudited)
Liabilities
Derivative financial instruments
Investment in Geekie – put options (a)	25,234	31,626
Investment in WPensar – put options (b)	-	2,314
	25,234	33,940

(a)	Refer to Note 11 of the consolidated financial statements at December 31, 2019 for a description of the terms and condition of the call and put options. See item (b) for further information regarding WPensar.

(b)	On September 21, 2020, the company acquired the remaining 75% interest in WPensar as described in Note 3a. As of September 30, 2020, the Company derecognized the derivative financial instrument and recognized a financial liability for the obligation of the acquisition of control of WPensar as described in Note 14.

14	Accounts payable to selling shareholders

The breakdown of the liabilities regarding balances of accounts payable from business combination is as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Accounts payable to selling shareholders
Acquisition of International School (a)	(349,065)	(297,722)
Acquisition of NS Educação Ltda. (b)	(6,610)	(6,461)
Acquisition of Escola em Movimento (c)	(1,019)	(1,992)
Acquisition of Nave à Vela (d)	(25,516)	(30,946)
Acquisition of Positivo (e)	(899,187)	(879,111)
Acquisition of WPensar (f)	(3,691)	-
Acquisition of Studos (g)	(10,934)	-
	(1,296,022)	(1,216,232)
Current	(376,310)	(117,959)
Non-current	(919,712)	(1,098,273)

(a)	The financial liability is recorded at the present value of the estimated amount payable to the non-controlling shareholder upon the exercise of purchasing of the remaining interest using an estimated interest rate of 14.12%. During the nine-month period ended September 30, 2020, the Company recognized R$27,222 of interest. The amount payable is based on realized EBITDA for the 2019 and 2020 school years. The first and second installments will be paid in the course of arbitration mentioned in Note 26. Based on the realized numbers for 2020, the accounts payable increased by R$27,817.

(b)	This amount was retained for any contingent liabilities that may arise, which will be released in annual installments until December 31, 2022. The amount is being adjusted by the interest from Interbank certificates of deposit (CDI).

(c)	This amount was retained for any contingent liabilities that may arise, which will be released in two annual installments on the first and second anniversary of the acquisition. The amount is being adjusted by the Brazilian basic interest rate (SELIC).

(d)	This amount is related to the remaining acquisition of 49% interest in Nave and will occur over the next two years (subject to price adjustments, net of debt at each closing date). This amount is recorded at the present value using an estimated interest rate of 14.83%. During the nine-month period ended September 30, 2020, the Company recognized R$2,515 of interest. The next tranche is payable on February 15, 2021. On this date, Arco Ventures S.A. will acquire a 24% interest based on 24% of Nave’s revenues from October 1, 2019 to September 30, 2020 multiplied by 5.3, net of debt. The last tranche is payable on February 15, 2022. On this date, Arco Ventures S.A. will acquire the remaining 25% interest based on 25% of Nave’s revenues from October 1, 2020 to September 30, 2021 multiplied by 3, net of debt. Based on the realized numbers for 2020 school year and the new projected numbers for 2021 school year, the accounts payable decreased by R$7,945.

(e)	The amount of the contract is updated by CDI and the Company recognized R$20,076 of interest during the nine-month period ended September 30, 2020. The amount will be paid over 5 years, 20% payable in 2021 and 2022 and 30% payable in 2023 and 2024 and the payment is secured by guarantee letter through a chattel mortgage of 20% of PSD shares and 100% of SAE shares.

(f)	This amount corresponds to 20% of the acquisition price and is being retained until September 30, 2021, for any eventual inaccuracies in the fulfillment of the guarantees given in the purchase and sale agreement. The amount is updated considering 100% of the Interbank certificates of deposit (CDI) calculated from the date of acquisition until the maturity date.

(g)	The obligation is recognized at present value of the acquisition price using an estimated interest rate of 4.5% for the first installment and 6.0% for the second installment. The first and second installments will be paid over the next two years on the anniversary of the acquisition date.

15	Labor and social obligations

(a)	Variable remuneration (bonuses)

The Company recorded bonuses related to variable remuneration of employees and management in cost of sales, selling and administrative expenses in the amount of R$13,610 during the nine-month period ended September 30, 2020.

(b)	Share-based compensation plan

Stock options - Arco plan

Members of the Company’s management participated in the EAS share-based compensation plan. In 2019, all Senior Executives exercised their stock options.

As of September 30, 2020, and December 31, 2019, there were no outstanding share options. There was no stock options expense for the nine-month period ended September 30, 2020.

Stock options - International School plan

The share options vest on January 1, 2020 and the compensation expense recognized for the International School Plan in the statement of income (loss) for the nine-month period ended September 30, 2020 was R$129.

On May 20, 2020, all Senior Executives exercised their 153,262 stock options pursuant to the International School Plan approved by its shareholders on August 4, 2017, with unit value of R$1.39. As of September 30, 2020, there were no outstanding share options.

Restricted stock units

In 2019 the Company issued a new share-based payment program called restricted stock units (“RSU”) of the holding company Arco Platfom Limited for employees registered with the Company's subsidiaries, which will be available for sale by the beneficiaries annually, on their anniversary dates, with the exception of the members of the Board, whose shares are blocked for sale for one year after the issue. The related compensation expense will be recognized over according to the following schedule.

Final vesting date	Quantity of stocks
28/09/2019	197,951
30/06/2020	3,086
28/09/2020	215,709
28/09/2021	215,709
28/09/2022	17,757
Total	650,212

The participant's right to effectively receive ownership of the restricted shares will be conditioned to the participant's continuance as an employee, director or director of any company in the business group from the grant date until the grace periods (“Vesting”). If a participant leaves the group, it will be considered as non-compliance with the “vesting” condition, not being a cancellation of the plan but a “forfeiture”. After the vesting period, the restricted shares have the same rights and privileges as any shareholder.

The following table reflects the movements from the grant date until September 30, 2020:

Number of share options
Outstanding at December 31, 2019	337,185
Granted	66,437
Exercised	(203,622)
Estimated forfeited	(7,553)
Outstanding at September 30, 2020	192,447

The total compensation expense for the nine-month period ended September 30, 2020, including taxes and social charges, was R$ 51,151, net of estimated forfeited. These awards are classified as equity settled.

The fair value of these equity instruments was measured on the grant date as follows:

Grant date	Total shares granted	Total shares outstanding	Average fair value at grant date	Average fair value of the unit
30/04/2019	542,760	146,401	68,802	126.76
30/06/2019	1,543	-	319	206.66
30/06/2019	1,543	-	274	177.71
15/10/2019	37,929	8,273	7,593	200.18
23/01/2020	13,000	8,147	2,788	214.48
02/03/2020	36,673	22,982	8,762	238.93
04/03/2020	13,164	4,388	3,346	254.21
01/09/2020	3,600	2,256	883	245.18
Total	650,212	192,447	92,767

The grant date is the date on which the entity and the counterparty (including employee) entered into a share-based payment agreement, that is, when the entity and the counterparty have a shared understanding of the terms and conditions of the agreement.

16	Loans and financing

	Interest rate	Maturity	September 30, 2020	December 31, 2019
			(unaudited)
Bank loan (a)	100% CDI + 0.7% pa	October/2020	-	98,561
Bank loan (b)	100% CDI + 2.7% pa	December/2021	100,362	-
Bank loan (c)	100% CDI + 2.7% pa	January/2022	200,660	-
Bank loan (d)	8.1% pa	March/2022	1,782	-
			302,804	98,561
Current			2,186	98,561
Non-current			300,618	-

(a)	On October 25, 2019, the Company entered into a loan agreement in the amount of R$ 100,000, maturing in October 2020 (single installment). The loan was paid on September 21, 2020.

(b)	On July 1, 2020, the Company entered into a loan agreement in the amount of R$ 100,000. The loan accrues interest at a rate equal to 100% of the CDI rate plus 2.7% per annum. The loan matures in December 2021 and is repayable on maturity.

(c)	On the same date, the Company entered into two loans agreements in the amount of R$ 100,000 each, maturing in January 2022 (single installments) and an interest rate of 100% of CDI plus 2.7% p.a. Interest on loans is capitalized monthly to be settled in 17 installments from August 2020 to January 2022.

(d)	On February 17, 2020, Nave à Vela, a Company’s subsidiary, entered into a loan agreement in the amount of R$ 2,000 for working capital, to be settled in 21 installments from July 2020 to March 2022.

All financing arranged by Company is not subject to compliance with any financial covenants.

Set out below the movements during the period:

September 30, 2020
(unaudited)
Balance at beginning of the period	98,561
Additions	502,000
Loan cost	(3,628)
Interest expense	16,052
Interest paid	(9,867)
Payment of loans and financing	(300,314)
Balance at end of period	302,804

17	Equity

Share capital

As of September 30, 2020, Arco’s share capital is represented by 57,587,563 (December 31, 2019: 54,939,088) common shares of par value of US$ 0.00005 each, comprised by 27,400,848 (December 31, 2019: 27,400,848) Class B common shares and 30,186,715 (December 31, 2019: 27,538,240) Class A common shares.

The Class B common shares are entitled to 10 votes per share and the Class A common shares, which are publicly traded, are entitled to one vote per share. The Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer subject to limited exceptions.

The dual class structure will exist as long as the total number of issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

18	Earnings (loss) per share (EPS)

Basic

Basic EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period.

Diluted

Diluted EPS is calculated by dividing profit (loss) attributable to the equity holders of the parent by the weighted average number of Class A and Class B common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all potential common shares with dilutive effects.

The following table reflects the profit (loss) attributable to equity holders of the parent and the share data used in the basic and diluted EPS computations:

	Three-month period ended			Three-month period ended
	September 30, 2020 (unaudited)			September 30, 2019 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the Company	(13,928)	(13,560)	(27,488)	(50,055)	(58,431)	(108,486)
Weighted average number of common shares outstanding (thousand)	28,144	27,401	55,545	23,694	27,658	51,352
Effects of dilution from:
Share-based compensation plan (thousands)	192	-		-	-

Basic loss per share - R$	(0.49)	(0.49)		(2.11)	(2.11)
Diluted loss per share - R$	(0.49)	(0.49)		(2.11)	(2.11)

	Nine-month period ended			Nine-month period ended
	September 30, 2020 (unaudited)			September 30, 2019 (unaudited)
	Class A	Class B	Total	Class A	Class B	Total
Loss attributable to equity holders of the Company	(3,735)	(3,688)	(7,423)	(23,658)	(28,288)	(51,946)
Weighted average number of common shares outstanding (thousand)	27,743	27,401	55,144	23,132	27,658	50,790
Effects of dilution from:
Share-based compensation plan (thousands)	192	-		-	-

Basic loss per share - R$	(0.13)	(0.13)		(1.02)	(1.02)
Diluted loss per share - R$	(0.13)	(0.13)		(1.02)	(1.02)

Diluted loss per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares. Diluted result per share is calculated considering the instruments that may have a potential dilutive effect in the future, such as share-based payment instruments, using the treasury shares method when the effect is dilutive.

19	Revenue

	For the nine-month period ended 30 September 2020			For the nine-month period ended 30 September 2019
	(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	614,064	85,389	699,453	267,052	56,795	323,847
Other	421	5,299	5,720	-	1,346	1,346
Total net revenue from contracts with customers	614,485	90,688	705,173	267,052	58,141	325,193
Timing of revenue recognition
Transferred at a point in time	614,485	90,688	705,173	267,052	58,141	325,193
Total net revenue from contracts with customers	614,485	90,688	705,173	267,052	58,141	325,193

	For the three-month period ended 30 September 2020			For the three-month period ended 30 September 2019
	(unaudited)			(unaudited)
Segments	Core	Supplemental	Total	Core	Supplemental	Total
Type of goods or service
Educational content	160,774	45,987	206,761	67,070	2,491	69,561
Other	-	1,969	1,969	-	1,011	1,011
Total net revenue from contracts with customers	160,774	47,956	208,730	67,070	3,502	70,572
Timing of revenue recognition
Transferred at a point in time	160,774	47,956	208,730	67,070	3,502	70,572
Total net revenue from contracts with customers	160,774	47,956	208,730	67,070	3,502	70,572

The Company recognized an impairment provision on trade receivables arising from contracts with customers, included under selling expenses in the statement of income, of R$ 28,233 and R$ 9,489 for the nine-month periods ended September 30, 2020 and 2019, respectively.

20   Expenses by nature

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Educational content material	(25,261)	(5,976)	(86,290)	(28,456)
Operations personnel	(5,518)	(1,870)	(17,585)	(7,844)
Inventory reserves	305	(643)	(3,339)	(4,203)
Freight	(3,108)	(2,330)	(14,000)	(9,811)
Depreciation and amortization	(7,171)	(2,416)	(23,504)	(9,027)
Other	(3,732)	(953)	(10,107)	(2,543)
Cost of sales	(44,485)	(14,188)	(154,825)	(61,884)

Sales personnel	(39,752)	(18,564)	(123,668)	(56,008)
Depreciation and amortization	(18,903)	(3,659)	(55,911)	(10,142)
Sales & marketing	(6,687)	(9,274)	(17,576)	(19,900)
Customer support	(12,537)	(5,547)	(37,666)	(20,432)
Allowance for doubtful accounts	(15,679)	(7,286)	(28,233)	(9,489)
Real estate rentals	(163)	(494)	(700)	(1,438)
Other	(4,891)	(2,815)	(10,828)	(5,680)
Selling expenses	(98,612)	(47,639)	(274,582)	(123,089)

Corporate personnel	(21,313)	(12,464)	(59,511)	(35,198)
Third party services	(20,436)	(15,400)	(57,321)	(27,723)
Real estate rents	(318)	(514)	(1,081)	(2,019)
Travel expenses	(68)	(955)	(1,977)	(2,173)
Tax expenses	(2,289)	(490)	(4,531)	(1,578)
Software licenses	(1,950)	(412)	(4,184)	(710)
Share-based compensation plan	(19,840)	(34,878)	(51,280)	(55,830)
Depreciation and amortization	(3,641)	(2,029)	(10,348)	(5,278)
Other	(2,253)	(2,373)	(8,797)	(4,764)
General and administrative expenses	(72,108)	(69,515)	(199,030)	(135,273)

Total	(215,205)	(131,342)	(628,437)	(320,246)

The increase in expenses for the nine months ended September 30, 2020 compared to the same period of the previous year, is due to the inclusion of the companies as mentioned in Note 4 of the consolidated financial statements as of December 31, 2019.

During the nine-month period ended September 30, 2020 the companies acquired in 2019, contributed with R$86,890 (2019: R$1,186) of cost of sales and with R$130,986 (2019: R$1,593) of expenses.

21   Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	290	10,407	2,086	31,251
Changes in fair value of financial investments (a)	5,966	3,242	11,056	7,903
Changes in fair value of derivative instruments (b)	4,002	260	14,851	3,709
Foreign exchange gains	697	1,209	1,849	1,586
Interest income	271	1,358	2,298	1,358
Other	2,192	(289)	3,457	1,297
Finance income	13,418	16,187	35,597	47,104

Changes in fair value of derivative instruments (b)	(4,423)	(8,689)	(14,413)	(14,058)
Changes in accounts payable to selling shareholders (Note 14)	(12,978)	(81,781)	(19,872)	(81,781)
Financial discounts granted	(263)	(554)	(1,892)	(2,936)
Bank fees	(973)	(368)	(2,914)	(2,542)
Foreign exchange loss	(146)	(676)	(1,478)	(1,569)
Interest on acquisition of investments (c)	(13,013)	(10,270)	(49,990)	(24,710)
Interest on lease liabilities	(641)	(449)	(2,060)	(1,231)
Interest on loans and financing	(9,077)	(12)	(16,052)	(16)
Other	(3,298)	(2,169)	(5,232)	(4,980)
Finance costs	(44,812)	(104,968)	(113,903)	(133,823)

Finance result	(31,394)	(88,781)	(78,306)	(86,719)

(a)	Refers to gains on financial investments measured at FVTPL.

(b)	Refers to changes in the fair value of derivative financial instruments, comprised of the put and call options from investments in associates and joint ventures as described in Note 13.

(c)	Refers to interest expense on liabilities related to business combinations.

22    Income taxes

(a) Reconciliation of income taxes expense

	Three-month period ended		Nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loss before income taxes	(38,677)	(150,816)	(5,618)	(81,274)
Combined statutory income taxes rate - % (a)	34%	34%	34%	34%
Income tax expense at statutory rates	13,150	51,277	1,910	27,633

Reconciliation adjustments:
Share of loss of equity-accounted investees (b)	(1,374)	(270)	(2,734)	(664)
Effect of presumed profit of subsidiaries (c)	(254)	(7,774)	4,675	393
Other (additions) exclusions, net	(333)	(903)	(5,656)	1,966
	11,189	42,330	(1,805)	29,328

Current	(14,218)	(3,103)	(68,841)	(32,254)
Deferred	25,407	45,433	67,036	61,582
Income taxes expense	11,189	42,330	(1,805)	29,328

Effective rate	28.9%	28.1%	32.1%	36.1%

(a)	Considering that Arco Platform Ltd. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to Arco Brasil S.A. which is the holding company of all operating entities of Arco Platform, in Brazil.

(b)	Refers to the effect of 34% on the share of loss of investees for the year.

(c)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Company’s subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

(b) Deferred income taxes

The changes in the deferred tax assets and liabilities are as follows:

	As of December 31, 2019	Recognized in profit or loss	As of September 30, 2020
			(unaudited)
Deferred tax assets
Tax losses carryforward	16,283	29,626	45,909
Temporary differences
Financial instruments from acquisition of interest	106,729	16,915	123,644
Tax benefit from tax deductible goodwill	14,888	(2,505)	12,383
Other temporary differences	29,325	9,134	38,459
Share base compensation	7,960	7,780	15,740
Amortization of intangible assets	6,673	12,640	19,313
Total deferred tax assets	181,858	73,590	255,448
Deferred tax liabilities
Financial instruments from acquisition of interest	(23,873)	402	(23,471)
Tax benefit from tax deductible goodwill	-	(6,271)	(6,271)
Other temporary differences	(1,237)	(685)	(1,922)
Total deferred tax liabilities	(25,110)	(6,554)	(31,664)
Deferred tax assets (liabilities), net	156,748	67,036	223,784

Deferred tax assets	156,748		223,784
Deferred tax liabilities	-		-

As of September 30, 2020, the Company had unrecognized deferred income tax assets in the amount of R$ 1,251 (December 31, 2019: R$ 1,382) with respect to tax loss carryforward. The net operating losses carried forward do not expire, however, their compensation is limited to 30% of the annual taxable income. The recognition of the deferred income tax assets is supported by the Company’s forecasts of the future profitability and historical results.

23   Segment information

Segment information is presented consistently with the internal reports provided to the Company’s main key executives and chief operating decision makers. They are responsible for allocating resources, assessing the performance of the operating segments, and making the Company’s strategic decisions.

The Executive Officers have defined the operating segments based on the reports used to make structured strategic decisions, which allow for decision-making based on these structures:

(i)	Core: The Core Curriculum business segment provides solutions that address the Brazilian K-12 curriculum requirements through a personalized and interactive learning experience. Students access content in various formats, such as digital, video, print, and other audiovisual formats that are aligned with the daily curriculum of their classes.

(ii)	Supplemental: The Supplemental Solutions business segment provide additional value-added content that private schools can opt in for, in addition to the Core Curriculum solution. Currently, the Company’s primary Supplemental product is an English as a second language (ESL) bilingual teaching program. Technological solutions for communication with the students’ parents and educational management solutions, learning laboratories that use the methodology of maker culture, content to develop socio-emotional skills and a platform of questions to students and teachers are also offered.

The Executive Officers do not make strategic decisions or evaluate performance based on geographic regions. Also, based on the agreements signed with schools as of September 30, 2020, none of our customers individually represented more than 5% of our total revenue.

Seasonality of operations

The Company typically delivers Core Curriculum content four times each year: in March, June, August and December. Supplemental Solutions content is delivered twice each year in June and December, typically two to three months prior to the start of each school quarter. This allows the private schools and their teachers to prepare classes in advance of each school quarter. Because revenue is recognized at the moment of delivery of the educational content, the fourth quarter results reflect the growth in the number of students from one school year to another. Consequently, the Company generally have higher revenues in the fourth quarter of the year compared to the preceding quarters

	Nine-month period ended September 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	614,485	90,688	705,173	705,173
Cost of sales	(138,678)	(16,147)	(154,825)	(154,825)
Gross profit	475,807	74,541	550,348	550,348
Selling expenses	(231,313)	(43,269)	(274,582)	(274,582)
Segment profit	244,494	31,272	275,766	275,766
General and administrative expenses	-	-	-	(199,030)
Other income	-	-	-	3,993
Operating profit	-	-	-	80,729
Finance income	-	-	-	35,597
Finance costs	-	-	-	(113,903)
Share of loss of equity-accounted investees	-	-	-	(8,041)
Loss before income taxes	-	-	-	(5,618)
Income taxes expense	-	-	-	(1,805)
Net loss for the period	-	-	-	(7,423)

Other disclosures	-	-	-	-
Depreciation and amortization	90,936	6,394	97,330	97,330
Investments in associates and joint ventures	21,988	-	21,988	21,988
Capital expenditures	61,746	6,986	68,732	68,732

	Nine-month period ended September 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	267,052	58,141	325,193	325,193
Cost of sales	(53,236)	(8,648)	(61,884)	(61,884)
Gross profit	213,816	49,493	263,309	263,309
Selling expenses	(94,484)	(28,605)	(123,089)	(123,089)
Segment profit	119,332	20,888	140,220	140,220
General and administrative expenses	-	-	-	(135,273)
Other income	-	-	-	2,451
Operating profit	-	-	-	7,398
Finance income	-	-	-	47,104
Finance costs	-	-	-	(133,823)
Share of loss of equity-accounted investees	-	-	-	(1,953)
Loss before income taxes	-	-	-	(81,274)
Income taxes expense	-	-	-	29,328
Net loss for the period	-	-	-	(51,946)

Other disclosures
Depreciation and amortization	21,860	2,587	24,447	24,447
Investments in associates and joint ventures	58,505	-	58,505	58,505
Capital expenditures	23,981	9,989	33,970	33,970

	Tree-month period ended September 30, 2020 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	160,774	47,956	208,730	208,730
Cost of sales	(38,832)	(5,653)	(44,485)	(44,485)
Gross profit	121,942	42,303	164,245	164,245
Selling expenses	(84,785)	(13,827)	(98,612)	(98,612)
Segment profit	37,157	28,476	65,633	65,633
General and administrative expenses	-	-	-	(72,108)
Other income	-	-	-	3,234
Operating loss	-	-	-	(3,241)
Finance income	-	-	-	13,418
Finance costs	-	-	-	(44,812)
Share of loss of equity-accounted investees	-	-	-	(4,042)
Loss before income taxes	-	-	-	(38,677)
Income taxes expense	-	-	-	11,189
Net loss for the period	-	-	-	(27,488)

	Three-month period ended September 30, 2019 (unaudited)
	Core	Supplemental	Total reportable segments	Total
Net revenue	67,070	3,502	70,572	70,572
Cost of sales	(12,962)	(1,226)	(14,188)	(14,188)
Gross profit	54,108	2,276	56,384	56,384
Selling expenses	(36,746)	(10,893)	(47,639)	(47,639)
Segment profit	17,362	(8,617)	8,745	8,745
General and administrative expenses	-	-	-	(69,515)
Other expenses	-	-	-	(471)
Operating loss	-	-	-	(61,241)
Finance income	-	-	-	16,187
Finance costs	-	-	-	(104,968)
Share of loss of equity-accounted investees	-	-	-	(794)
Loss before income taxes	-	-	-	(150,816)
Income taxes expense	-	-	-	42,330
Net loss for the period	-	-	-	(108,486)

Capital expenditures consist of additions of property and equipment and intangible assets. There were no inter-segment revenues in the nine-month periods ended September 30, 2020 and 2019.

Segment performance is evaluated based on segment profit and is measured consistently with profit or loss in the consolidated financial statements. General and administrative expenses, other income (expenses) net, finance result, share of profit (loss) of equity-accounted investees and income taxes are managed on a Company basis and are not allocated to operating segments.

Segment profit or loss excludes general and administrative expenses, other income (expenses), net, finance result, share of profit (loss) of equity-accounted investees and income taxes in order to demonstrate the results without the influence of shared service center expenses or significant items of income and expenses which may have an impact on the quality of earnings such as restructuring costs, legal expenses, and impairments.

There were no adjustments or eliminations in the profit or loss between segments. Segment assets and liabilities are measured in the same way as in the financial statements. These assets and liabilities are allocated based on the operations of the segment.

	Core	Supplemental	Total reportable segments	Adjustments and eliminations	Total
September 30, 2020 (unaudited)
Total assets	3,878,312	178,410	4,056,722	(21,181)	4,035,541
Total liabilities	1,816,692	62,815	1,879,507	(21,181)	1,858,326
December 31, 2019
Total assets	2,999,497	176,196	3,175,693	(14,270)	3,161,423
Total liabilities	1,535,695	45,188	1,580,883	(14,270)	1,566,613

24    Financial instruments

The Company holds the following financial instruments:

Financial assets	Assets at FVPL	Assets at amortized cost	Total
September 30, 2020 (unaudited)
Cash and cash equivalents	-	526,844	526,844
Financial investments	39,713	871,778	911,491
Trade receivables	-	260,576	260,576
Financial instruments from acquisition of interest	27,887	-	27,887
Related parties	-	15,186	15,186
Investment at fair value	9,660	-	9,660
	77,260	1,674,384	1,751,644

Financial assets	Assets at FVPL	Assets at amortized cost	Total
December 31, 2019
Cash and cash equivalents	-	48,900	48,900
Financial investments	498,584	80,910	579,494
Trade receivables	-	329,428	329,428
Financial instruments from acquisition of interest	35,946	-	35,946
Related parties	-	16,111	16,111
Other assets	-	4,109	4,109
	534,530	479,458	1,013,988

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
September 30, 2020 (unaudited)
Trade payables	-	30,799	30,799
Financial instruments from acquisition of interest	25,234	-	25,234
Accounts payable to selling shareholders	374,581	921,441	1,296,022
Lease liabilities	-	24,423	24,423
Loans and financing	-	302,804	302,804
	399,815	1,279,467	1,679,282

Financial liabilities	Liabilities at FVPL	Liabilities at amortized cost	Total
December 31, 2019
Trade payables	-	34,521	34,521
Financial instruments from acquisition of interest	33,940	-	33,940
Accounts payable to selling shareholders	328,668	887,564	1,216,232
Leases liabilities	-	25,857	25,857
Loans and financing	-	98,561	98,561
	362,608	1,046,503	1,409,111

The Company’s exposure to certain risks associated with the financial instruments is discussed in Note 25.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

(a) Financial instruments at fair value through profit or loss

Financial investments

The Company designated part of its financial investments as financial assets at fair value through profit or loss.

Derivative instruments

The Company acquired entities under business combinations and through the acquisition of interests in associates and joint ventures. The share purchase agreements contain put and call options and forward contracts that are also measured at fair value through profit or loss.

As of and for the nine-month periods ended September 30, 2020 and 2019 none of the Company’s derivatives have been designated as hedges for accounting purposes.

(ii) Amounts recognized in profit or loss

Changes in fair values of financial instruments at fair value through profit or loss are recorded in finance income (costs) in profit or loss (gain of R$ 438 and loss of R$ 10,349 for the nine-month periods ended in September 30, 2020 and 2019, respectively).

(b) Recognized fair value measurements

(i) Fair value hierarchy

The table below explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Company has classified its financial instruments into the three levels.

Assets and liabilities measured and recognized at fair value as follows:

	Hierarchy	September 30, 2020	December 31, 2019
		(unaudited)
Financial assets
Financial investments	Level 2	39,713	498,584
Derivative financial instruments	Level 3	27,887	35,946
Investments at fair value	Level 1	9,660	-

Financial liabilities
Derivative financial instruments	Level 3	25,234	33,940
Accounts payable to selling shareholders	Level 3	374,581	328,668

As of September 30, 2020, and December 31, 2019, the Company assessed the fair values of its financial instruments measured at amortized cost and concluded that carrying amounts and fair values approximate. The estimated realizable values of financial assets and liabilities were determined based on available market information and appropriate valuation methodologies.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels for recurring fair value measurements during the financial statement period.

(ii) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	the fair value of derivatives is calculated with Black & Scholes; and

•	the fair value of the remaining financial instruments is determined using discounted cash flow analysis.

All of the resulting fair value estimates are included in level 2 except for contingent consideration and certain derivative contracts, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

(iii) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the nine-month periods ended September 30, 2020 and 2019.

Recurring fair value measurements	Financial instruments from acquisition of interest (assets)	Financial instruments from acquisition of interest (liabilities)	Accounts payable to selling shareholders
As of December 31, 2018	26,630	(25,097)	(181,381)
Acquisition of Escola em Movimento	-	-	(1,929)
Forward contract of Nave	-	(43,210)	-
Changes in accounts payable to selling shareholders		-	(81,781)
Interest expense	-	(2,033)	(22,677)
Deferred revenue in Escola de Aplicação São José dos Campos Ltda.	-	54	-
Gains (loss) recognized in statement of income	(3,252)	(7,151)	-
As of September 30, 2019 (unaudited)	23,378	(77,437)	(287,768)

As of December 31, 2019	35,946	(33,940)	(328,668)
Payment	-	-	3,696
Changes in accounts payable to selling shareholders	-	-	(19,872)
Interest expense	-	-	(29,737)
Gains (loss) recognized in statement of income	(8,059)	8,706	-
As of September 30, 2020 (unaudited)	27,887	(25,234)	(374,581)

(iv) Transfers between levels 2 and 3

During the nine-month periods ended September 30, 2020 and 2019, the Company did not transfer any financial instruments from level 2 into level 3.

(v) Valuation processes

The finance department of the Company performs and reviews the valuations of items required for financial reporting purposes, including level 3 fair values. Discussions of valuation processes and results conform with the Company’s yearly reporting periods. Also, the Company hires specialists to measure fair value of certain financial assets independently.

The main level 3 inputs used by the Company are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

•	Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from observable market data of credit risk grading.

•	Earnings growth factors for unlisted equity securities are estimated based on market information for similar types of companies.

•	Contingent consideration – expected cash outflows are estimated based on the terms of the business combinations and the entity’s knowledge of the business as well as how the current economic environment is likely to impact it.

25	Risk

(a)	Financial risk management

The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company monitors the effectiveness of the Company’s risk management.

The sensitivity analyses in the following sections relate to the position as of September 30, 2020.

Capital management

The Company’s objectives when managing capital are to:

•	maximize shareholder value;

•	safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

•	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or alter the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2020.

(i)	Foreign exchange risk

Exposure

The Company’s exposure to foreign currency risk as of September 30, 2020 and December 31, 2019, was as follows:

	September 30, 2020	December 31, 2019
	(unaudited)
Cash and cash equivalents (Note 4)	3,033	23,346
Financial investments (Note 5)	592	1,629

The Company does not have exposure to foreign exchange risk on commercial transactions, i.e., revenues or expenses.

Sensitivity analysis

The sensitivity analysis as of September 30, 2020 consider three scenarios of U.S. dollar exchange rate variation, as follows:

•	Base scenario - exchange rate as of September 30, 2020 of R$ 5,6401 per US$ 1.00;

•	Scenario I - a 10% increase in the U.S. dollar exchange rate, to R$ 6,2041; and

•	Scenario II - a 10% decrease in the U.S. dollar exchange rate, to R$ 5,0761.

The table below set forth the sensitivity analysis as of September 30, 2020, for the amount of cash and cash equivalents denominated in U.S. dollar of US$ 643 thousand:

	Base scenario	Scenario I	Scenario II
	Exchange rate: R$ 5.6401	Exchange rate: R$ 6.2041	Exchange rate: R$ 5.0761
Finance income (costs)		R$ 362	R$ (362)

The Company ensures that its net exposure is maintained at an acceptable level in accordance with the policies and limits defined by the Management and is monitoring the possible impacts of the COVID-19 pandemic.

(ii)	Liquidity risk

Management of the Company has responsibility for mitigating liquidity risk. In order to achieve their goals, management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for printing educational content, freight expenses, operating expenses, labor and social obligations and other operating disbursements.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

September 30, 2020 (unaudited)	Less than 3 months	3 to 12 months	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Total
Trade payables	30,799	-	-	-	-	-	30,799
Lease liabilities	2,623	5,878	7,617	5,576	2,181	548	24,423
Loans and financing	-	2,186	300,618	-	-	-	302,804
Financial instruments from acquisition of interest	-	-	25,234	-	-	-	25,234
Accounts payable to selling shareholders	-	376,310	197,515	182,685	269,756	269,756	1,296,022
	33,422	384,374	530,984	188,261	271,937	270,304	1,679,282

The Company does not expect to have a significant impact on liquidity and cash flow resulting from the COVID-19 pandemic and reinforces its commitment to resource management to maintain its schedule of commitments, not generating liquidity risks for the Company and its subsidiaries.

(iii)	Financial counterparty risk

This risk arises from the possibility that the Company may incur losses due to the default of its counterparties. To mitigate these risks, the Company adopts as practice the analysis of the financial and equity situation of its counterparties.

Counterparty credit limits, which take published credit ratings and other factors into account, are set to cover the Company’s total aggregate exposure to a single financial institution. Exposures and limits applicable to each financial institution are approved by our treasury within guidelines approved by the board and are reviewed on a regular basis.

As a result of the COVID-19 pandemic, the Company is individually assessing customer demands. The Company has taken steps to ensure the continued strength of its financial position. In order to mitigate the impact to the credit risk the Company has been monitoring the amounts receivable more intensively, as well as intensifying the collection of receivables.

(iv)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s investments with floating interest rates. The Company is mainly exposed to fluctuations in CDI interest rates on financial investments.

Sensitivity analysis

The Company has a significant portion of its financial investments indexed to the CDI variation. According to the reference rates obtained from the website of the Brazilian Stock Exchange – B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and projected for 12 months, as of September 30, 2020 the CDI rate was 3.04%.

As of September 30, 2020, the Company’s management estimated two scenarios of the CDI rates at +10% and -10%, which were used as a basis for the possible and remote scenarios, respectively. The table below shows a summary of the scenarios estimated by Management and the effect on profit before income taxes:

September 30, 2020 (unaudited)	Exposure	+10%	-10%
Cash, bank deposits and cash equivalents	523,811	1,592	(1,592)
Financial investments	910,899	2,769	(2,769)
Accounts payable to selling shareholders	909,488	2,765	(2,765)
Related parties	15,186	46	(46)
Loans and financing	302,804	930	(930)

The Company has derivatives (calls and put options) and forward contracts on non-controlling interests in associates and joint ventures acquired. The fair value of these derivatives is calculated using multiple scenarios and intrinsic methods. The major inputs are exercise price, exercise date, volatility and gross profit of the associates and joint ventures.

The Company performed evaluation of their fair value at the end of each period to account for any changes to it, as disclosed in Note 24. These derivatives, which are not publicly traded, have specific conditions that do not enable us to present a sensitivity analysis in relation to specific interest rates or market indexes. Also, these derivatives are part of the Company’s strategy to acquire companies directly related to our continuous growth and are considered by the Company as a deferred payment to the previous shareholders of the acquirees.

Changes in liabilities arising from financing activities

	December 31, 2019	Cash flows	Other	September 30, 2020
				(unaudited)
Leases	25,857	(6,914)	5,480	24,423
Loans and financing	98,561	188,191	16,052	302,804
Total	124,418	181,277	21,532	327,227

Other market risk

The Company has a significant portion of its accounts payable whose exercise price is determined by multiples of EBITDA discounted to present value for the acquisition of the remaining interest of International School as described in Note 14.

26	Commitments and contingencies

(i)	Legal proceedings

The Company is party to labor and tax litigation in progress, which arise during the ordinary course of business. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by the opinion of its external legal advisors.

	Civil	Labor	Taxes	Total
Balance at December 31, 2018	-	17	114	131
Additions	-	209	145	354
Reversals	-	(104)	(130)	(234)
Balance at December 31, 2019	-	122	129	251
Additions	489	107	-	596
Reversals	(71)	-	(2)	(73)
Balances at September 30, 2020 (unaudited)	418	229	127	774

As of September 30, 2020, the Company was party to lawsuits classified as possible losses totaling R$ 8,743 (R$ 7,209 as of December 31, 2019), as shown below:

	September 30, 2020	December 31, 2019
	(unaudited)
Civil (a)	7,286	6,113
Labor (b)	1,457	1,096
Total	8,743	7,209

(a)	The civil proceedings relate mainly to copyright and customer claims, including those related to the early termination of certain agreements, among others.

(b)	The labor proceedings to which the Company is a party were filed by former employees or suppliers and third-party service providers’ employees seeking joint liability for the acts of the Company’s suppliers and service providers.

On September 19, 2019, Mr. Ulisses Borges Cardinot, the non-controlling shareholder in our subsidiary, International School, filed a request for arbitration with the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada in Brazil against Arco Platform Limited, EAS Educação S.A. and Arco Educação S.A. This request for arbitration purporting to assert the non-controlling shareholder’s rights related to both the form of payment (shares) and the calculation of the purchase price under the Investment Agreement is still at an early stage.

As the arbitration proceeding progresses the estimated amount payable by EAS to the non-controlling shareholder may be lower than the provision recorded, due to the disposition of the Investment Agreement that sets forth that the payment schedule of the purchase price shall be anticipated in case of an initial public offering. Conversely, the estimated amount payable by EAS to the non-controlling shareholder may be higher than the provision recorded in light of the claims asserted, and to be asserted, by the non-controlling shareholder.

In light of the arbitration proceeding and based on standard IAS 37 Provisions, contingent liabilities and contingent assets, the Company understands that the circumstances, risks and uncertainties of the arbitration must be taken into consideration in order to reach the best estimate of the liability. Contingencies should be reevaluated at each balance sheet date and adjusted to reflect the best current estimate.

Therefore, in light of the current early stage of the proceeding and the range of potential outcomes, the calculation methodology of the estimate has remained unchanged, consistent with the estimate previously calculated and reported.

Based on this analysis, the Company has recorded the provision at the present value of the amount considered the appropriate estimate of the amount of the purchase price under the Investment Agreement payable to the non-controlling shareholder and discounted to present value. The provision is calculated based on the realized EBITDA for the school years of 2019 (first installment) and 2020 (second installment), both, net of debts, as determined in the agreement. The school year is defined as the twelve-month period starting in October of the previous year to September of the mentioned current year. The first and second installments will be paid in the course of the arbitration. Based on realized EBITDA for the school year 2020, the liability increased by R$ 27,817 in 2020 and was recorded as financial expense as described in note 14a. During the nine-month period ended September 31, 2020, the Company recognized R$ 27,222 of interest related to the liability.

27	Transactions not involving cash

The Company carried out the non-cash activities in the nine-month period ended September 30, 2020, which are not reflected in the statement of cash flows, mainly related to the effects of lease contracts signed in the period (Note 11) and retained payments and acquisition from business combination (Note 3).

28	Subsequent events

Acquisition of Geekie’s control

On November 11, 2020, Arco acquired an additional 1.64% interest in Geekie’s share capital through a capital increase of R$4,500 increasing its total interest to 56.06%.

In addition, on November 27, 2020, the Company signed a new shareholders’ agreement and based on the new terms defined, on that date the Company acquired control of Geekie and the investee became a consolidated subsidiary of Arco.

Acquisition of Escola da Inteligência

As described in Note 1.2, on August 28, 2020 the Company announced that it has entered into a definitive agreement to acquire Escola da Inteligência Cursos Educacionais (“EI” or “Escola da Inteligência”), the leading solution in social-emotional learning (SEL) in Brazil.

On November 13, 2020, the Company received a preliminary approval of the transaction from Brazil’s Administrative Council for Economic Defense – CADE, with no restictions, and the Company expects to receive CADE’s final approval by December 1, 2020. The acquisition, which remains subject to other customary closing conditions, is expected to close in the near term.

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